Exhibit 99.2

RADWARE LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON THURSDAY, MAY 29, 2025

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting” or the “Meeting”) of Radware Ltd. (the “Company”) will be held on Thursday, May 29, 2025, at 8:00 a.m. (EST), at the offices of Radware Inc., 575 Corporate Drive, Mahwah NJ 07430, USA, for the following purposes:

1.	To approve grants of equity-based awards to, and modifications in the structure of the annual bonus of, the President and Chief Executive Officer of the Company; and

2.	Transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Shareholders of record at the close of business on April 25, 2025 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. You may also submit your proxy vote by telephone or via the Internet by following the proxy voting instructions included with the enclosed materials. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy and to vote your shares in person.

By Order of the Board of Directors /s/ Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Date: April 24, 2025

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of the Extraordinary General Meeting, proxy statement and proxy card are available at www.proxyvote.com

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 6971917, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares of Radware Ltd. ("Radware", "we" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the "Extraordinary General Meeting", the "Meeting" or the "2025 EGM"), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.

The Extraordinary General Meeting will be held on Thursday, May 29, 2025 at 8:00 a.m. (EST), at the offices of Radware Inc., 575 Corporate Drive, Mahwah NJ 07430, USA.

INTRODUCTION

Unless the context otherwise requires, all references in this Proxy Statement to “we,” “us,” “our,” the “Company,” and “Radware” are to Radware Ltd. and its subsidiaries. When the following terms and abbreviations appear in the text of this Proxy Statement, they have the meanings indicated below:

•	“Articles of Association” is to our Amended and Restated Articles of Association;

•	"Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999, as amended, and the regulations promulgated thereunder;

•	“dollars,” “$,” or “US$” are to U.S. dollars;

•	“including” or “include,” shall be deemed to be followed by the phrase “without limitation”;

•	“Nasdaq” is to the Nasdaq Stock Market LLC

•	"NIS" or "shekel" are to New Israeli Shekels;

•	"ordinary shares" or “shares” are to our ordinary shares, NIS 0.05 par value per share;

•	the "SEC" are to the United States Securities and Exchange Commission;

•	“2022 Annual Report” is to the annual report on Form 20-F we filed with the SEC on March 30, 2023

•	"2023 Annual Report" is to the annual report on Form 20-F we filed with the SEC on March 25, 2024.

•	"2024 Annual Report" is to the annual report on Form 20-F we filed with the SEC on March 28, 2025.

PURPOSE OF THE MEETING

It is proposed that at the Extraordinary General Meeting, resolutions be adopted as follows:

1.	To approve grants of equity-based awards to, and modifications in the structure of the annual bonus of, the President and Chief Executive Officer of the Company.

The Company is currently not aware of any other matters that will come before the Extraordinary General Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES; VOTING PROCESS

General

Shareholders may elect to vote their shares once, either by attending the Extraordinary General Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Extraordinary General Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Extraordinary General Meeting. However, if the shareholder attends the Extraordinary General Meeting and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least two (2) hours prior to the Extraordinary General Meeting will be voted in accordance with the instructions specified by the shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by the shareholder on the form of proxy, the ordinary shares represented thereby will be voted in accordance with such specification. On all matters considered at the Extraordinary General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Extraordinary General Meeting are being solicited by the Board of Directors of the Company. Proxies will be mailed to shareholders on or about April 28, 2025 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by electronic mail, telephone, telegram or other personal contact. In addition, we may retain an outside professional to assist in the solicitation of proxies. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

Voting Process

If you are a shareholder of record, there are three ways to vote by proxy:

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By Internet — You can vote over the Internet at www.proxyvote.com by following the instructions therein or, if you received your proxy materials by mail, by following the instructions on the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

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By Telephone — You may vote and submit your proxy by calling toll-free 1-800-690-6903 in the United States and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

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By Mail — If you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

If your ordinary shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record, including regarding the latest date and time you may submit your voting instructions, in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks, brokers and nominees, according to their individual policies.

Joint holders of shares should take note that, pursuant to our Articles of Association, (i) a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company's register of shareholders in respect of the shares, or the “senior joint holder”, and (ii) the vote of the senior joint holder who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s).

If you have questions about how to vote your shares, you may contact our proxy solicitor, DF King, toll-free at 1(800) 967-0271 (from the U.S. or Canada) or at +1 646-480-0971 (from other locations).

RECORD DATE; QUORUM; VOTING RIGHTS; ETC.

Record Date

Only shareholders of record at the close of business on April 25, 2025, or the record date, will be entitled to notice of, and to vote at, the Extraordinary General Meeting and any adjournments or postponements thereof. As of April 15, 2025, the Company had issued and outstanding 42,686,534 ordinary shares (excluding treasury shares).

Quorum

Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together ordinary shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Extraordinary General Meeting.

If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon requisition under the provisions of the Israeli Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman of the Board of Directors may determine with the consent of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment (except as otherwise set forth in the Articles of Association). In general, no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

Shareholder Proposals

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Meeting by submitting their proposals in writing to our General Counsel at the following address: Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, Attention: General Counsel, with a required copy via email: email gadime@radware.com.

For a shareholder proposal to be considered for inclusion in the Meeting, (1) our General Counsel must receive the written proposal no later than three days following the notice of the Meeting, and (2) the written shareholder proposal must be in English and set forth various information required under our Articles of Association about, among other things, the proposing shareholder and the shareholder proposal as well as any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Radware may disregard shareholder proposals that are not timely and validly submitted.

If our Board of Directors will determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than 7 days following the last date to submit a shareholder proposal, by way of issuing a press release and/or submitting a Current Report on Form 6-K to the SEC.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 15, 2025, (i) the number of ordinary shares owned beneficially by all persons known to the Company to own beneficially more than 5% of the Company’s ordinary shares, and (ii) certain information regarding the beneficial ownership of our ordinary shares by our directors and executive officers.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of ordinary shares*	Percentage of outstanding ordinary shares**
Senvest Management, LLC (1)	4,115,597	9.6%
Nava Zisapel (2)	2,897,926	6.8%
Morgan Stanley (3)	2,481,276	5.8%
Artisan Partners (4)	2,360,703	5.5%
Legal & General Investment Management Limited (5)	2,235,702	5.2%
Roy Zisapel (6)	2,162,244	5.1%
All directors and executive officers as a group consisting of 14 persons, including Roy Zisapel (7) (8)	3,083,401	7.1%

* Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or restricted share units (“RSUs”) currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, (i) the persons named in the table above have sole voting and dispositive power with respect to all shares shown as beneficially owned by them, and (ii) each option and RSU is exercisable into one ordinary share.

** The percentages shown are based on 42,686,534 ordinary shares issued and outstanding as of April 15, 2025. This figure of outstanding ordinary shares excludes (i) 14,500 RSUs and (ii) employee share options to purchase an aggregate of 564,592 ordinary shares at a weighted average exercise price of approximately $24.50 per share, with the latest expiration date of these options being in March 2029 (of which, options to purchase 544,592 of our ordinary shares were exercisable as of April 15, 2025).

(1) Shares are beneficially owned by Senvest Management, LLC and Richard Mashaal (collectively, “Senvest”). This information is based on information provided in Amendment No. 19 to the Statement on Schedule 13G filed with the SEC by Senvest on February 9, 2024. The business address of Senvest is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(2) Of the ordinary shares beneficially owned by Nava Zisapel, (i) 2,467,843 shares are held directly, (ii) 267,833 shares are held of record by Carm-AD Ltd., an Israeli company owned 100% by Nava Zisapel, and (iii) 324,500 shares (the “Neurim Shares”) are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company (“Neurim”), 50% of which is held by Nava Zisapel and 50% is held in three equal parts by Roy Zisapel and his siblings.

(3) Shares are beneficially owned by Morgan Stanley and Morgan Stanley Capital Services LLC (collectively, “Morgan Stanley”). This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Morgan Stanley on February 9, 2024. The business address of Morgan Stanley is 1585 Broadway, New York, New York 10036.

(4) Shares are beneficially owned by Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP and Artisan Partners Asset Management Inc. (collectively, “Artisan Partners”). This information is based on information provided in Amendment No. 3 to the Statement on Schedule 13G filed with the SEC by Artisan Partners on February 12, 2024. The business address of Artisan Partners is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(5) This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Legal & General Investment Management Limited (“LGIM”), LGIM Managers (Europe) Limited (“LGIME”) and Legal & General UCITS ETF PLC (“UCITS”) on February 13, 2024. The business address of LGIM is One Coleman Street, London, England, EC2R 5AA, UK, and the business address of each of LGIME and UCITS is 70 Sir John Rogersons Quay, Dublin 2, Ireland.

(6) Of the ordinary shares beneficially owned by Roy Zisapel, (i) 2,102,292 shares are held directly, and (ii) 59,952 options at an exercise price of $16.68 per share, which expire in March 2029. For the sake of clarity, the ordinary shares reported as beneficially owned by Roy Zisapel exclude the Neurim Shares held by Neurim, and Mr. Zisapel disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

(7) Consists of 2,504,309 shares, 14,500 RSUs and 564,592 options to purchase ordinary shares. The options consist of (i) 20,000 options at an exercise price of $15.12 per share, which expire in January 2029, (ii) 40,000 options at an exercise price of $16.19 per share, which expire in December 2028, (iii) 59,952 options at an exercise price of $16.68 per share, which expire in March 2029, (iv) 2,500 options at an exercise price of $22.5 per share, which expire in January 2026, (v) 20,000 options at an exercise price of $23.31 per share, which expire in July 2027, (vi) 60,000 options at an exercise price of $23.46 per share, which expire in July 2025, (vii) 30,000 options at an exercise price of $23.59 per share, which expire in September 2025, (viii) 60,000 options at an exercise price of $24.32 per share, which expire in November 2025, (ix) 16,500 options at an exercise price of $24.67 per share, which expire in September 2025, (x) 60,000 options at an exercise price of $24.74 per share, which expire in November 2025, (xi) 35,640 options at an exercise price of $24.89 per share, which expire in September 2025, (xii) 60,000 options at an exercise price of $28.91 per share, which expire in July 2027, and (xiii) 100,000 options at an exercise price of $32.71 per share, which expire in February 2027.

(8) Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such person, which are vested or shall become vested within 60 days of the date of this table) and have therefore not been separately disclosed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this Proxy Statement may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Actual outcomes could differ materially from those anticipated in these forward-looking statements as a result of various factors.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, revenue goals, and any other statement that does not directly relate to any historical or current fact.

These statements reflect our current views, expectations and assumptions with respect to future events, are based on assumptions, are subject to risks and uncertainties and may not prove to be accurate. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions, including as a result of the state of war declared in Israel in October 2023 and instability in the Middle East, the war in Ukraine, tensions between China and Taiwan financial and credit market fluctuations (including elevated interest rates), impacts from tariffs or other trade restrictions, inflation, and the potential for regional or global recessions; our dependence on independent distributors to sell our products; our ability to manage our anticipated growth effectively; our business may be affected by sanctions, export controls, and similar measures, targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; the ability of vendors to provide our hardware platforms and components for the manufacture of our products; our ability to attract, train, and retain highly qualified personnel; intense competition in the market for cybersecurity and application delivery solutions and in our industry in general, and changes in the competitive landscape; our ability to develop new solutions and enhance existing solutions; the impact to our reputation and business in the event of real or perceived shortcomings, defects, or vulnerabilities in our solutions, if our end-users experience security breaches, or if our information technology systems and data, or those of our service providers and other contractors, are compromised by cyber-attackers or other malicious actors or by a critical system failure; our use of AI technologies that present regulatory, litigation, and reputational risks; risks related to the fact that our products must interoperate with operating systems, software applications and hardware that are developed by others;  outages, interruptions, or delays in hosting services; the risks associated with our global operations, such as difficulties and costs of staffing and managing foreign operations, compliance costs arising from host country laws or regulations, partial or total expropriation, export duties and quotas, local tax exposure, economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental, climate, or public health concerns; our net losses in the past and the possibility that we may incur losses in the future; a slowdown in the growth of the cybersecurity and application delivery solutions market or in the development of the market for our cloud-based solutions; long sales cycles for our solutions; risks and uncertainties relating to acquisitions or other investments; risks associated with doing business in countries with a history of corruption or with foreign governments; changes in foreign currency exchange rates; risks associated with undetected defects or errors in our products; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; laws, regulations, and industry standards affecting our business; compliance with open source and third-party licenses; complications with the design or implementation of our new enterprise resource planning (“ERP”) system; our reliance on information technology systems; our ESG disclosures and initiatives; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to our 2024 Annual Report and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC.

Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

PROPOSAL 1
EQUITY-BASED AWARDS TO, AND STRUCTURE OF ANNUAL BONUS OF, THE CEO
(Proposal 1 on the Proxy Card)

Background

General

Under the Companies Law, the terms of compensation, including equity-based grants and annual bonus, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

Mr. Roy Zisapel, our President and Chief Executive Officer, is a co-founder of our company, and has served as our President and Chief Executive Officer and a director since our inception in May 1996. Below is a short overview that describes, and explains the rationale of our Compensation Committee for the proposed grants of equity-based awards to, and modifications in the structure of the annual bonus of, Mr. Zisapel.

You should read the below overview together with the description of the current compensation terms below as well as the detailed description of the proposed equity-based awards to, and modifications in the structure of the annual bonus of, Mr. Zisapel and the reasons therefor under “Proposed CEO Equity-Based Compensation – Description” and “Proposed CEO Equity-Based Compensation – Reasons”, respectively, below. For details about beneficial ownership of our shares held by Mr. Zisapel, see also above under the caption “Security Ownership of Certain Beneficial Owners and Management.”

Our Company

Radware is a provider of cyber security and application delivery solutions for cloud, on-premises, and software defined data centers (SDDC). Our solutions secure the digital experience by providing infrastructure, application, and network protection and availability services to enterprises globally. Our solutions are deployed by, among others, enterprises, carriers, and cloud service providers.

While we maintain international headquarters in Tel Aviv, Israel, we are a global company that competes for business and executive talent on a global basis. In fact, the majority of our revenue is derived from the Americas and most of our employees are located outside of Israel. For these reasons, our executive pay programs are designed to compete in a global labor market and are not confined to Israeli pay practices.

Our Performance

Highlights for our most recently completed fiscal year ending December 31, 2024:

•	Revenue of $274.9 million, up 5% year-over-year

•	Cloud ARR (cloud annual recuring revenue) of $77.3 million, up 19% year-over-year

•	Subscription revenue CAGR for the last six years was 21%

•	Non-GAAP operating income nearly tripled year-over-year to $26.8 million

•	Positive cash flow from operations of $71.6 million

Our Compensation Philosophy and Governance

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long- term success. Our compensation policy for our executive officers and directors, or the Compensation Policy, which is approved by our shareholders, is designed to align executive compensation with Radware's objectives and goals.

Consistent with our Compensation Policy, our compensation philosophy supports a pay-for-performance culture, and our goal is to deliver the majority of our CEO’s target pay in the form of incentive compensation (cash and equity), which is subject to future performance in order to deliver any value.

Our CEO’s compensation is determined by the Compensation Committee of the Board of Directors, which is currently comprised of Mr. Moshe (Chairperson), Prof. Tauman and Ms. Zeldis, all of whom are independent directors. Our Compensation Committee evaluates the CEO’s performance and reviews and approves the Company’s compensation philosophy, as well as the compensation programs in which our CEO participates. Pay levels and pay design for our CEO is determined by the Compensation Committee, followed by approval of the disinterested members of our Board of Directors.

For the sake of clarity, our CEO, Roy Zisapel, has no role in determining his own compensation. Roy Zisapel as well as, to our knowledge, Nava Zisapel (who is Roy Zisapel’s mother) and the siblings of Roy Zisapel are shareholders of the Company. However, as more fully described under “Required Vote” below, the proposed compensation described in this Proposal 1 is subject to approval by a special majority of disinterested shareholders.

Current CEO Compensation – Summary

General

In July 2022, our shareholders approved, following the approval and recommendation of our Compensation Committee and Board of Directors, a new compensation program for the CEO to support our business strategy and compensation philosophy. Below is a summary of the key terms of Mr. Zisapel's employment that were approved by our shareholders in 2022. For additional details of such terms, see Item 3 to the Proxy Statement filed as Exhibit 99.2 to Report of Foreign Private Issuer on Form 6-K that we submitted to the SEC on June 23, 2022 (the “2022 Proxy Statement”).

The table below outlines the compensation awarded to Mr. Zisapel during, or with respect to, each of the three years ended December 31, 2024, 2023 and 2022. For purposes of the table, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits, and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the relevant fiscal year. You should read the table below together with the section "Compensation of Executive Officers" under Item 6.B of each of our 2024 Annual Report, 2023 Annual Report and 2022 Annual Report.

Year	Salary	Bonus (including Sales Commissions)	Equity-Based Compensation (1)	All Other Compensation (2)	Total
(US$ In Thousands)
2024	450	465	2,489	155	3,559
2023	450	0	2,451	139	3,040
2022	452	382	2,327	140	3,301

(1)
Amounts reported in this column represent the grant date fair value in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see the notes to our consolidated financial statements included in the applicable annual report.

(2)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law.

Base Salary

Mr. Zisapel is entitled to a gross base salary of $450,000 per annum (payable in NIS) in consideration for his services as our CEO.

Annual Bonus

Size: Annual bonus of $600,000 (payable in NIS) for on-target (100%) performance, up to a maximum of $900,000 (or the equivalent in NIS) for overperformance (150%).

Metrics Targets: The annual bonus will be dependent upon achievement (to be determined by the Compensation Committee, subject to approval of the Board of Directors) of the following milestones and criteria (“Metrics Targets”):

•
Annual Recurring Revenues (ARR): Achievement (including overachievement) of the ARR target set in the annual budget of the Company approved by the Board of Directors for the applicable year (the "Annual Budget") will entitle our CEO to up to 25% of the annual bonus;

•
Bookings: Achievement (including overachievement) of the "bookings" target set in the Annual Budget (bookings is generally defined in our budget to mean funds that are expected to be received from customers based on contracts or firm accepted orders for services and/or products recorded in our ERP system) will entitle our CEO to up to 40% of the annual bonus;

•
Adjusted EBITDA: Achievement (including overachievement) of the EBITDA target (adjusted to exclude share based compensation) set in the Annual Budget will entitle our CEO to up to 25% of the annual bonus; and

•	Overall Performance: Achievement and performance of individual key non-financial performance indicators (KPIs) set by our Compensation Committee will entitle our CEO to up to 10% of the annual bonus.

Payout Levels: Target thresholds within the Metrics Targets and ranges of bonus payout (out of the applicable portion of the annual bonus assigned to such metric) will be determined by the Compensation Committee, subject to approval of the Board of Directors. For example, the annual incentive goals (including threshold and payout levels) set by our Compensation Committee for the 2024 annual bonus were as follows (linear interpolation between thresholds):

Corporate Goal	Performance
	Threshold (50% payout)	Target (100% payout)	Maximum (150% payout)
ARR (consolidated)	95% of Target	100% of 2024 Annual Target	108% of 2024 Annual Target
Booking (consolidated)	95% of Target	100% of 2024 Annual Target	108% of 2024 Annual Target
EBITDA (consolidated)	90% of Target	100% of 2024 Annual Target	108% of 2024 Annual Target
Board Discretion

Based on the Metrics Targets and Payout Levels set by our Compensation Committee and approved by the Board of Directors for the annual bonus in 2022, 2023 and 2024, our CEO (1) received an annual bonus in the amount of $382,000 for the year 2022, (2) was entitled to receive an annual bonus of $196,740 for the year 2023, but decided to waive his entitlement to such bonus payment, and (3) received an annual bonus in the amount of $464,580 for the year 2024.

Change of Control: In the event of a Change of Control of the Company or similar Transaction (such terms to be defined in Mr. Zisapel’s grant agreement), our CEO will be entitled to the on-target (100% payout) of the annual bonus payable for the year in which the transaction occurred.

Equity-Based Grants

In July 2022, our shareholders also approved the grant to Mr. Zisapel of time-based RSUs, performance- based RSUs (the “PSUs”), and performance-based share options (“PSOs”), for a period of three years with a total grant value of (i) in 2022 - $7.725 million (the “2022 Grants”), (ii) in 2023 - $5.0 million (the “2023 Grants”) and (iii) in 2024 - $5.0 million (the “2024 Grants” and together with the 2022 Grants and 2023 Grants, the “2022- 2024 Grants”).

Based on the terms of the 2022-2024 Grants, including the eligibility and performance criteria thereof that is dependent, among other things, upon our relative total shareholder return (TSR) (all as described in the 2022 Proxy Statement), we have made the following equity-based grants to Mr. Zisapel:

•
For the 2022 Grants: 64,350 RSUs (which vest over a period of three years) and 128,700 PSOs (with an exercise price of $23.31 and which generally vest only if our closing share price on Nasdaq exceeds 120% of the exercise price for at least 20 consecutive trading days at any time during the three-year period following the grant date). In light of the performance criteria for the 2022 Grants for the PSUs and PSOs, our CEO did not vest in or otherwise earn any of the PSUs or PSOs under this grant.

•
For the 2023 Grants: 75,949 RSUs (which vest over a period of three years) and 151,899 PSOs (with an exercise price of $19.75 and which generally vest only if our closing share price on Nasdaq exceeds 120% of the exercise price for at least 20 consecutive trading days at any time during the three-year period following the grant date). In light of the performance criteria (including the measurement period) for the 2023 Grants, none of the PSUs or PSOs have vested or otherwise been earned as of yet.

•
For the 2024 Grants: 89,928 RSUs (which vest over a period of three years) and 179,856 PSOs (with an exercise price of $16.68 and which generally vest only if our closing share price on Nasdaq exceeds 120% of the exercise price for at least 20 consecutive trading days at any time during the three-year period following the grant date). In light of the performance criteria (including the measurement period) for the 2024 Grants, none of the PSUs have vested or otherwise been earned and two thirds of the PSOs have not vested and have not been otherwise earned as of yet.

Proposed Modification to the Structure of the Annual Bonus – Description

Following the approval and recommendation of our Compensation Committee and Board of Directors, we propose to modify the Metrics Targets described above to apply starting with the potential bonus for 2025, as follows:

•
Annual Recurring Revenues (ARR): Achievement (including overachievement) of the ARR target set in the annual budget of the Company approved by the Board of Directors for the applicable year (the "Annual Budget") will entitle our CEO to between 10% and 20% of the annual bonus;

•
Cloud ARR: Achievement (including overachievement) of the ARR from cloud-based subscriptions (Cloud ARR) target set in the Annual Budget will entitle our CEO to between 25% and 40% of the annual bonus;

•
Bookings: Achievement (including overachievement) of the "bookings" target set in the Annual Budget (bookings is generally defined in our budget to mean funds that are expected to be received from customers based on contracts or firm accepted orders for services and/or products recorded in our ERP system) will entitle our CEO to between 20% and 40% of the annual bonus;

•
Adjusted EBITDA: Achievement (including overachievement) of the EBITDA target (adjusted to exclude share based compensation) set in the Annual Budget will entitle our CEO to between 15% and 40% of the annual bonus; and

•	Overall Performance: Achievement and performance of individual key performance indicators (KPIs) set by our Compensation Committee will entitle our CEO to up to 10% of the annual bonus.

For the sake of clarity, (i) the size of the annual bonus ($600,000 (payable in NIS) for on-target (100%) performance, up to a maximum of $900,000 (or the equivalent in NIS) for overperformance (150%)) will not change and (ii) while the Compensation Committee currently intends to follow the same annual bonus criteria and Metrics Targets in subsequent years, it will re-assess and may adjust the bonus criteria and Metrics Targets based on future circumstances; provided that, in no event, shall the total percentage of all of the Metrics Targets exceed 100%.

Proposed CEO Equity-Based Compensation – Description

Following the approval and recommendation of our Compensation Committee and Board of Directors, we propose to grant Mr. Zisapel performance-based RSUs (the “PSUs1”), price-limit time-based RSUs (the “PSUs2”) (“PSUs1” and “PSUs2” collectively “PSUs”), and performance-based share options (“PSOs”), with a total grant value (“Total Grant Value”) of (i) in 2025 – $5.0 million (the “2025 Grants”), (ii) in 2026 – $5.0 million (the “2026 Grants”) and (iii) in 2027 – $5.0 million (the “2027 Grants”), such that all of these proposed equity-based grants are tied to his continued employment as well as our share price performance.

Below is a summary of the key terms of these proposed equity-based grants:

Grant Date: The grant date for the 2025 Grants, 2026 Grants and 2027 Grants will be the date of the meeting, January 1, 2026 and January 1, 2027, respectively. However, it is clarified that, with respect to the PSUs, Radware may make the actual grant at a later date, once the eligibility and performance criteria are met and the number of PSUs, if any, is established.

•	Allocation and Number: The allocation and actual number of PSUs1, PSUs2 and PSOs to be granted on each Grant Date will be as follows:

o
The PSUs1 will represent 55% of the Total Grant Value for each of the 2025, 2026 and 2027 Grants, with the actual number of PSUs1 granted each year to be determined based on a valuation methodology generally used for such awards (e.g., Monte Carlo method) as of the applicable Grant Date;

o
The PSUs2 will represent 30% of the Total Grant Value for each of the 2025, 2026 and 2027 Grants, with the actual number of PSUs2 granted each year to be determined based on the closing price of our ordinary shares on the Nasdaq on the applicable Grant Date; provided however that (i) no grant shall be made in the applicable year if, as of the applicable Grant Date, the average of the Company’s closing share price on Nasdaq for the 30 consecutive trading days prior to the Grant Date is less than $15 (as adjusted for any share splits or similar events) and (ii) in no event shall the number of PSUs2 in any applicable Grant Date exceed 83,333 PSUs2 (as adjusted for any share splits or similar events) (the “PSUs2 Cap Limitations”); and

o
The PSOs will represent 15% of the Total Grant Value for each of the 2025, 2026 and 2027 Grants, with the actual number of PSOs granted each year to be determined based on the closing price of our ordinary shares on the Nasdaq on the applicable Grant Date (using a Black-Scholes valuation method) as of the applicable Grant Date.

•	PSOs – Exercise Price: The PSOs will have an exercise price equal to the closing price of our ordinary shares on the Nasdaq on the applicable Grant Date.

•	Vesting (including Eligibility/Performance Criteria) – PSUs1:[1]

o
General: The vesting of the PSUs1 will be dependent upon the performance of our relative total shareholder return (TSR), as measured by our Company’s share price, relative to the performance of the companies in the Nasdaq CTA Cybersecurity Index (as such index may change from time to time), of which Radware is a member.

1 Unless otherwise noted, references to fiscal year end as it pertains to the performance period or vesting date will generally fall on or around December 25th to allow for administrative processing during normal business hours.

Companies in the Nasdaq CTA Cybersecurity Index

A10 Networks	Crowdstrike	Netscout	Science Applications
Akamai Technologies	Cyberark	Okta	Sentinelone
Blackberry	F5	ONESPAN	Tenable
Booz Allen Hamltn	Fortinet	Open Text	Thales
Broadcom	Gen Digital	Palo Alto	Trend Micro
Check Point Software	Infosys	Qualys	Varonis
Cisco Systems	Leidos	Rapid7	Zscaler
Cloudflare	NCC Group	RUBRIK

Source: Nasdaq Index constituents as of April 15, 2025.

The determination would be made such that all (100%) of the PSUs would either partially or fully vest (if the performance condition is met at or above the threshold level set in the table below titled Performance Payout Level) or would expire (if the performance condition is not met) at the end of the three-year anniversary of each Grant Date based on a three-year performance period2.

Performance Payout Level

Radware TSR Percentile Rank	Payout (% of Target)*
< 30th Percentile	0%
30th Percentile	50% (Threshold)
55th Percentile	100% (Target) **
75th Percentile	150% (Maximum)
> 75th Percentile	150%

* Subject to linear interpolation

** Payout will not exceed 100% of target if our Company’s absolute TSR performance is negative during the measured performance period, irrespective of our Company’s percentile ranking.

o
“Double-trigger” Vesting: Vesting of PSUs1 would accelerate upon a Change of Control of the Company or similar Transaction (such terms to be defined in Mr. Zisapel’s grant agreement) that is followed by termination of Mr. Zisapel’s employment within 12 months thereof, either (i) by the Company, other than for Cause (such term to be defined in Mr. Zisapel’s grant agreement and include, among other things, material and willful violation or breach of the Employment Agreement), or (ii) by Mr. Zisapel, for Good Reason (such term to be defined in Mr. Zisapel’s grant agreement and include, among other things, material and willful violation or breach of the Employment Agreement), except that (i) the actual pay-out level will be based on the extent to which our Company’s share price meets the various performance levels (threshold level through maximum level) relative to the companies in the Nasdaq CTA Cybersecurity Index from the Grant Date of the relevant PSUs1 until the date of the Change of Control or similar Transaction, and (ii) for the sake of clarity, the acceleration, if any, shall be only with respect to the portion of PSUs1 that the measurement period therefor has commenced prior to the Change of Control or similar Transaction. By way of example of the foregoing, if Mr. Zisapel is entitled to receive (subject to vesting and pay-out) a grant (on-target) of 200,000 PSUs1 with respect to the 2025 Grants and 180,000 PSUs1 with respect to the 2026 Grants, a Change of Control (that is followed by termination without Cause) occurs on March 31, 2026, the TSR measured from the Grant Date of the 2025 Grants through March 31, 2026 (instead of the three-year measurement period) is at the 55th percentile and the TSR measured from the Grant Date of the 2026 Grants through March 31, 2026 (instead of the three-year measurement period) is at the 30th percentile, then all of the 200,000 PSUs1 made as part of the 2025 Grants will become fully earned and vested and half of the 180,000 PSUs1 made as part of the 2026 Grants will become fully earned and vested (whereas all of the 2027 Grants will expire upon the Change of Control).

2 The performance period will be measured from January 1, 2025 with respect to the PSUs in the 2025 Grants, January 1, 2026 with respect to the PSUs in the 2026 Grants and January 1, 2027 with respect to the PSUs in the 2027 Grants.

•	Vesting – PSUs2:

o	General: The PSUs2 will vest within three years following the applicable Grant Date, in three equal annual installments.

o
“Double-trigger” Vesting: Vesting of PSUs2 would accelerate upon a Change of Control of the Company or similar Transaction that is followed by termination of Mr. Zisapel’s employment within 12 months thereof, either (i) by the Company, other than for Cause, or (ii) by Mr. Zisapel, for Good Reason, but only with respect to the portion of unvested PSUs2 to be vested within 12 months following the year in which the Change of Control of the Company or similar Transaction occurred, with the balance being forfeited. By way of example of the foregoing, if Mr. Zisapel receives a grant of 60,000 PSUs2 with respect to the 2025 Grants (which means the three-year vesting period thereof will end on January 1, 2028), and a Change of Control (that is followed by termination without Cause) occurs on March 31, 2026, then 20,000 PSOs will be fully vested by January 1, 2026, and the 20,000 unvested PSUs2 that are scheduled to vest by January 1, 2027 will be accelerated (but not the 20,000 PSUs2 that are scheduled to vest on January 1, 2028, which will be forfeited).

•	Vesting (including Eligibility/Performance Criteria) – PSOs:

o
General: The PSOs will vest over a three-year period following the applicable Grant Date in three equal annual installments. However, they would be earned only if the Company’s closing share price on Nasdaq exceeds 120% of the price on the applicable Grant Date (i.e., 120% of the appliable exercise price) for at least 20 consecutive trading days at any time during the three-year period following the applicable Grant Date (the “Price Milestone”).

o
“Double-trigger” Vesting: Vesting of PSOs that were earned but remain unvested would accelerate upon a Change of Control of the Company or similar Transaction that is followed by termination of Mr. Zisapel’s employment within 12 months thereof, either (i) by the Company, other than for Cause, or (ii) by Mr. Zisapel, for Good Reason, but only with respect to the portion of unvested PSOs to be vested within 12 months following the year in which the Change of Control of the Company or similar Transaction occurred, with the balance being forfeited. By way of example of the foregoing, if Mr. Zisapel receives a grant of 75,000 PSOs with respect to the 2025 Grants (which means the three-year vesting period thereof will end on January 1, 2028), the Price Milestone is achieved during 2025, and a Change of Control (that is followed by termination without Cause) occurs on March 31, 2026, then 25,000 PSOs will be fully vested by January 1, 2026, and the 25,000 unvested PSOs that are scheduled to vest by January 1, 2027 will be accelerated (but not the 25,000 PSOs that are scheduled to vest on January 1, 2028, which will be forfeited).

•	Exercise Period: 62 months following the applicable Grant Date.

Other Key Terms and Governance

•
“Clawback” Conditions: The proposed equity-based compensation terms for Mr. Zisapel would be subject to a potential repayment obligation to our Company or cancellation (as applicable), under certain circumstances, as described in our Compensation Policy and Compensation Recovery Policy.

•
Hedging/Pledging Restrictions: Consistent with our Insider Trading Policy, and to ensure that the equity portion of Mr. Zisapel’s compensation package serves solely to motivate him to create value for our shareholders, he will be prohibited from creating “short” positions or engaging in other hedging activity with respect to our ordinary shares. For a similar reason, Mr. Zisapel will generally be prohibited from pledging the equity to be granted to him pursuant to this Proposal 1 as collateral for a loan that may be received by him.

•
Discretion: While the Compensation Committee currently intends to follow the PSU design in subsequent years, it will re-assess and may adjust the reference index and payout curve based on future circumstances (subject to any required corporate approvals under Israeli law).

•
Other Terms: All other terms and conditions in connection with the above (i) equity-based grants shall be as set forth in the Company’s Key Employee Stock Option Plan 1997, as amended (or any other successor plan adopted by the Company prior to the applicable Grant Date) and the award agreements approved by our Compensation Committee and Board of Directors, and (ii) annual bonus shall be as set forth in the bonus plan approved by our Compensation Committee and Board of Directors for other senior employees, including, in each case, entitlement in the case of cessation of service, disability and death.

Proposed CEO Equity-Based Compensation – Reasons

Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are highly dependent on the services of Mr. Roy Zisapel. In approving the proposed equity-based compensation and modified structure of the annual bonus described above, our Compensation Committee (consisting of Mr. Moshe (Chairperson), Prof. Tauman and Ms. Zeldis, all of whom are independent directors and who do not have any “personal interest” in the decision) and Board of Directors (by a unanimous decision of Mr. Cohen, Prof. Tauman, Ms. Zeldis, Mr. Moshe, Mr. Stern, Mr. Mazin and Mr. Pinchev, all of whom are independent directors and who do not have any “personal interest” in the decision) considered various factors, including the following:

✔
The Importance of Mr. Zisapel’s Services to the Company. This element is demonstrated by Mr. Zisapel playing a key role in most aspects of our operations, starting from formulating our strategic vision, driving our on-going shift into our cloud-based and subscription offering model and leading our M&A activities.

✔
Retention Risks. The market for CEO talent is competitive. Mr. Zisapel has decades of leadership experience, as well as in depth knowledge of our business, our history and the security industry. Furthermore, as a global company, our executive pay programs are designed to compete in a global labor market.

✔
The Contribution of Mr. Zisapel to Our Business and Success. To illustrate Mr. Zisapel's contribution to our success, the below charts indicate our Company’s growth in the past several years and the shareholder value created in that period:

*As of April 15, 2025.

✔
The Risks to Our Business if We Were to Lose the Services of Mr. Zisapel. For the reasons stated above, Mr. Zisapel is vital to our business and our ability to deliver future shareholder value.  Radware must be able to provide Mr. Zisapel with competitive compensation if we expect to maintain his continued service as our CEO.

✔
Feedback from Shareholders. Our Compensation Committee and Board of Directors considered, among other things, that, at our annual meeting of shareholders held in October 2024, the shareholders did not approve the then proposed equity-based grants. Moreover, in response to the feedback from our shareholders, our Compensation Committee and Board of Directors made several changes in the proposed equity-based compensation (compared to the one proposed in the annual meeting held last year), including the following:

o	Eliminated the time-based RSUs component (such that the proposed equity-based grants are only PSUs and PSOs linked to performance);

o	Imposed “safety valves” in case of decrease in our share price through the introduction of the PSU2s Cap Limitations, as described above; and

o
Narrowed and clarified the “double-trigger” vesting acceleration with respect to PSUs and PSOs in connection with change of control transactions, from full acceleration of all unvested equity to vesting of only the equity otherwise scheduled to vest within the 12 months following the year in which the Change of Control of the Company or similar Transaction occurred, as described above.

✔	The Effective Freeze on Mr. Zisapel's Compensation. Our Compensation Committee and Board of Directors considered the fact that:

o	Mr. Zisapel's salary has not been modified since July 2022; and

o	Mr. Zisapel's annual bonus amount has not been modified since July 2022.

✔	The Compensation Levels of other Senior Managers in our Industry.

o
In evaluating Mr. Zisapel's compensation, our Compensation Committee and Board of Directors reviewed, with the assistance of one of the Big Four global accounting firms’ Valuation and Business consulting departments (Benchmarking Firm), benchmark information relating to the compensation of chief executive officers of other comparable companies.

o
In particular, the Benchmarking Firm assisted the Compensation Committee in developing a peer group of high-tech companies traded in public markets and in market capitalization ranges that we may compete with for executive talent and/or investor capital.

o
As part of the peer group selection process, our Compensation Committee evaluated, with the assistance of the Benchmarking Firm, several criteria, including global companies from a variety of technology industries:

ADEIA	IONQ	UPLAND SOFTWARE
AVEPOINT	ONESPAN	VARONIS SYSTEMS
BANDWIDTH	RACKSPACE TECHNOLOGY	VERITONE
C3.AI	RAPID7	WEAVE COMMUNICATIONS
COUCHBASE	RED VIOLET	YEXT
CS DISCO	SOLARWINDS CORP	ZOOMINFO TECHNOLOGIES
EXODUS MOVEMENT	TENABLE HOLDINGS
FASTLY	TERADATA CORP

The Benchmarking firm analysis, as advised to our Compensation Committee, concluded that the approach and scope of the proposed compensation with respect to Mr. Zisapel, is within industry norms.

✔	Performance-Based and Retention Incentives.

o
The proposed CEO equity-based compensation, together with his other existing compensation terms, provides strong alignment between executive pay and shareholder interests and incorporates governance best practices. The proposed equity-based grants together with the existing annual bonus program contain inherent incentives to reward for performance and the structure of the equity-based grants also includes important retention incentives. In particular, if Proposal 1 is approved, the entire cash bonus and equity compensation received by Mr. Zisapel is not guaranteed and is rather tied to his continued employment as well as our share price (through the proposed equity-based grants) and operating results (through the annual cash bonus), assuring a strong correlation between pay and performance:

•
The milestones and criteria of the annual bonus are tied to thresholds and targets set in the Company’s annual budget and roadmap, which, based on past experience, are not easily achieved. For example, in 2022, 2023 and 2024, Mr. Zisapel received 64%, 0% and 77% of the maximum annual bonus for that year, respectively.

•
Similarly, vesting of (i) the PSUs1 is tied to the performance of our TSR relative to the performance of the companies in the Nasdaq CTA Cybersecurity Index and (ii) PSUs2 and PSOs are tied to the performance of our share price, which, based on past experience, is not easily achieved.

✔	Use of Shares & Dilution.

o
General: While our Compensation Committee and Board of Directors manage our equity incentive plans to monitor, among other things, long-term shareholder dilution, burn rate and equity-based compensation expense, we do so while maintaining our ability to attract, reward and retain key talent in a hypercompetitive market and do not target any specific dilution level. Instead, we examine a number of factors including equity grant levels, pay mix between cash and equity, and total compensation as compared to global technology companies in which we compete for business and executive talent to ensure our practices are competitive and successful in attracting, retaining and motivating the talent needed to successfully run our business and create shareholder value.

o	Burn Rate & Dilution Levels: Below is a summary analysis of certain burn rate and dilution metrics considered by our Compensation Committee and Board of Directors:

Burn Rate

The following table sets forth information regarding award grants, the burn rate for each of the last three years, and the average burn rate over the last three years. The burn rate has been calculated as the quotient of (i) the sum of all options and RSUs granted in such year, divided by (ii) the weighted average number of ordinary shares outstanding at the end of such year.

	Year Ended December 31,			3-Year Average
	2024	2023	2022
Options and RSUs granted*	1,627,986	1,593,790	1,667,983
Weighted average shares outstanding	41,982,851	42,871,770	44,943,168
Burn rate	3.9%	3.7%	3.7%	3.8%

* Options and RSUs granted, excluding PSUs that have not been granted or earned as of such dates.

Overhang

“Overhang” was analyzed to measure the potential dilutive effect of all outstanding equity awards and shares available for future grants.

	As of December 31,
	2024	2023	2022
Issued Overhang*	10.1%	10.7%	9.5%
Total Overhang**	14.4%	13.5%	11.3%

* “Issued Overhang” was computed as (A) the total number of equity awards outstanding, excluding PSUs that have not been granted or earned as of such dates, divided by (B) total ordinary shares outstanding plus the figure in clause A.

** “Total Overhang” was computed as (A) the total number of equity awards outstanding plus shares available to be granted under the Company’s equity-incentive plans, divided by (B) total ordinary shares outstanding plus the figure in clause A.

✔
ISS Policy: Our Compensation Committee and Board of Directors considered the voting guidelines of U.S. proxy advisory firm Institutional Shareholder Services Inc. (“ISS”). In particular, according to ISS’ Israel Proxy Voting Guidelines, ISS (i) supports a general guideline for Israeli companies to maintain dilution level of below 10% and (ii) may support a proposal if the three-year average burn rate is equal to or below 1% and the total potential dilution from outstanding and proposed plans does not exceed 15%.

o
To that end, our Compensation Committee and Board of Directors believed that this ISS guideline is intended to apply broadly to all Israeli companies (regardless of their industry) and fails to recognize company size, industry practices, and the need for companies like Radware to compete globally for executive talent.

o
Moreover, our Compensation Committee and Board of Directors noted that, per the ISS’ U.S. Proxy Voting Guidelines (including FAQ regarding Equity Compensation Plans), which is applicable to some of the U.S. domestic peers of Radware, the targeted three-year average burn rate benchmark for companies in GICS 4510 (Software & Services) was (i) 6.40% for Russel 3000 companies and (ii) 9.06% for Non-Russel 3000, significantly higher than the average burn rate of Radware presented above.  These U.S. domestic peers of Radware, with which we compete for key talent on a worldwide basis, have a competitive advantage over Radware in the marketplace for talent if Radware is limited to the more restrictive equity compensation practices set forth in ISS’ Israel Proxy Voting Guidelines versus what is permissible under ISS’ U.S. Proxy Voting Guidelines.

✔
Our Compensation Policy. Our Compensation Committee and Board of Directors considered our Compensation Policy and other elements of compensation payable to Mr. Zisapel, including other factors set forth in the Companies Law. In reaching their decision, our Compensation Committee and Board of Directors believed that the proposed compensation package to our CEO, taken as a whole, creates the optimal balance between various elements, including the retention needs of our Company and introducing performance-based metrics designed to incentivize for creating shareholder value in the long-term. In particular, the combination of the proposed grant of PSU and performance-based share options balances absolute and relative TSR performance, which aligns with our compensation philosophy and is in direct response to feedback from some of our shareholders and their advisors.

✔
Disinterested Vote. Our Compensation Committee and Board of Directors considered that the proposed compensation described above is the result of a careful deliberation process, was approved solely by disinterested directors and, as required by Israeli law, will be subject to approval by a special majority of disinterested shareholders (see under “Required Vote” below).

The foregoing discussion of the information and factors considered by our Compensation Committee and Board of Directors is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by them in reaching their conclusions and recommendation in relation to Proposal 1. In view of the wide variety of reasons and factors considered and the complexity of these matters, our Compensation Committee and Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching their determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination.

It is hereby clarified that if this Proposal 1 is not approved, the salary and annual bonus of Mr. Zisapel will continue according to their current terms, as described under "Background" above.

The Proposed Resolution

We propose that at the Extraordinary General Meeting the following resolution be adopted:

“RESOLVED, that the proposed grant of equity-based awards to, and modifications in the structure of the annual bonus of, Mr. Roy Zisapel, the Company’s President and Chief Executive Officer, as described in Proposal 1 of the Company’s Proxy Statement for the Extraordinary General Meeting be, and the same hereby, is approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the aggregate voting rights in the Company.

The Companies Law generally requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

As of the date hereof, the Company does not have a controlling shareholder within the meaning of the Companies Law. However, Mr. Roy Zisapel, his mother, Nava Zisapel, and Mr. Zisapel’s siblings are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company's public shareholders has a personal interest in this matter, to avoid confusion, the enclosed form of proxy card includes a certification that you ARE NOT a controlling shareholder and DO NOT have a personal interest in this proposal. Every Radware shareholder voting by means of the enclosed proxy card, or via a voting instruction form, internet voting or telephone, will be deemed to confirm to Radware that such Radware shareholder IS NOT a controlling shareholder and DOES NOT have a personal interest in this proposal. If, however, you are unable to make the aforesaid confirmations for any reason (or have questions about whether you have a personal interest), please contact the Company's General Counsel at telephone number: +972-72-391-7045; fax number: +972-3-766-8982 or email gadime@radware.com. If you hold your shares in "street name" and you are unable to make the aforesaid confirmations for any reason, you should notify the representative managing your account, and such representative should then contact the above person on your behalf to notify Radware as described in the preceding sentence.

In addition, if you have questions about how to vote your shares, you may also contact our proxy solicitor, DF King, toll-free at 1(800) 967-0271 (from the U.S. or Canada) or at +1 646-480-0971.

√ The Board of Directors recommends a vote FOR the approval of the proposed resolution.

OTHER BUSINESS

Management currently knows of no other business to be transacted at the Extraordinary General Meeting, other than as set forth in the Notice of Extraordinary General Meeting of Shareholders; but, if any other matters are properly presented at the Extraordinary General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Dated: April 24, 2025	By Order of the Board of Directors /s/Roy Zisapel ROY ZISAPEL President and Chief Executive Officer